EXHIBIT 12.1

UDR, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Earnings:
Income/(loss) from continuing operations	$20,258	$17,570	$61,627	$54,896
Add (from continuing operations):
Interest on indebtedness (a)	34,401	30,095	95,942	94,500
Portion of rents representative of the interest factor	681	488	1,737	1,662
Amortization of capitalized interest	1,451	1,384	4,257	3,866
Total earnings	$56,791	$49,537	$163,563	$154,924

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$34,401	$30,095	$95,942	$94,500
Interest capitalized	1,657	4,638	9,833	13,990
Portion of rents representative of the interest factor	681	488	1,737	1,662
Fixed charges	$36,739	$35,221	$107,512	$110,152

Add:
Preferred stock dividends	971	926	2,897	2,784
Combined fixed charges and preferred stock dividends	$37,710	$36,147	$110,409	$112,936

Ratio of earnings to fixed charges	1.55	1.41	1.52	1.41
Ratio of earnings to combined fixed charges and preferred stock dividends	1.51	1.37	1.48	1.37

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.